                                                                       EXHIBIT 3

                              CHEMBAB CORPORATION
                           701 DANIEL WEBSTER HIGHWAY
                                 P.O. BOX 1137
                         MERRIMACK, NEW HAMPSHIRE 03054

             INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

   This Information Statement is being mailed on or about August 2, 2000 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 of Chemfab Corporation (the "Company"). You are receiving this statement in connection with the possible election of persons designated by PPLC Acquisition Corp. to a majority of the seats of the Company's board of directors (the "Board"). On July 25, 2000, the Company entered into an Agreement and Plan of Merger ("Merger Agreement") with Norton Company, a Massachusetts corporation ("Parent") and an indirect wholly-owned subsidiary of Compagnie de Saint-Gobain, a French corporation ("Saint-Gobain"), and PPLC Acquisition Corp., a Delaware corporation (the "Purchaser") and an indirect wholly-owned subsidiary of Parent, the terms of which require Purchaser to commence a tender offer (the "Offer") to purchase all outstanding shares of Company common stock, par value $0.10 per share ("Common Stock"), at a price per share of $18.25, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 2, 2000, and in the related Letter of Transmittal. Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to the Company's stockholders and are filed as Exhibits (a)(1) and
(a)(2), respectively, to the Tender Offer Statement on Schedule TO filed by Purchaser with the Securities and Exchange Commission (the "SEC") on August 2, 2000.

   Pursuant to the Merger Agreement, following the completion of the Offer and satisfaction or waiver of certain conditions specified in the Merger Agreement, Purchaser will be merged with and into the Company (the "Merger"), with the Company as the surviving corporation in the Merger and an indirect wholly-owned subsidiary of Parent. In the Merger, each share of Common Stock issued and outstanding immediately prior to the Merger (other than shares (1) owned by the Company, (2) owned by Parent, Purchaser or their subsidiaries, or (3) owned by stockholders of the Company, if any, who are entitled to and properly exercise dissenters' rights under the Delaware General Corporation Law will be converted into the right to receive, in cash, the offer price of $18.25 per share or any higher price paid per share of Common Stock in the Offer.

   This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder. The information set forth herein supplements information contained in the Solicitation/Recommendation Statement. Information set forth herein related to Saint-Gobain, Parent and Purchaser has been provided by Saint-Gobain. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

   Purchaser commenced the offer on August 2, 2000. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on August 29, 2000, unless Purchaser extends the offer in accordance with the terms of the Merger Agreement.

                               BOARD OF DIRECTORS

General

   The Common Stock is the only class of equity securities of the Company outstanding which is entitled to vote at a meeting of stockholders of the Company. As of July 25, 2000, there were 7,463,357 shares of Common Stock outstanding, of which Saint-Gobain, Parent and Purchaser owned no shares as of such date.

Right to Designate Directors

   The Merger Agreement provides that immediately upon acceptance for payment of and payment for a number of shares of Common Stock that satisfies the Minimum Condition (as defined in the Merger Agreement) by Purchaser pursuant to the Offer, Purchaser shall be entitled to designate up to such number of directors, rounded up to the next whole number, for election or appointment to the Board as will give Purchaser, subject to compliance with 14(f) of the Exchange Act, representation on the Board equal to the product of (i) the total number of directors on the Board (giving effect to the increase in the size of the board pursuant to this paragraph) and (ii) the percentage that the number of shares of Common Stock beneficially owned by Saint-Gobain, Parent and Purchaser bears to the total number of shares of Common Stock then outstanding. In furtherance thereof, concurrently with such acceptance for payment and payment for such shares of Common Stock, the Company shall, upon request of Purchaser and in compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, promptly increase the size of the Board by such number as is necessary to enable the designees of Purchaser to be so elected or appointed to the Board, and subject to applicable law, the Company shall take all reasonable actions available to the Company to cause such designees to be so elected or appointed. The Merger Agreement provides that at such time, the Company will, if requested by Parent or Purchaser and subject to applicable law, also use its reasonable best efforts to cause persons designated by Purchaser to constitute at least the same percentage (rounding up to the next whole number) as is on the Board of (i) each committee of the Board, (ii) each board of directors of each of the Company's subsidiaries and (iii) each committee of such board.

   Notwithstanding the foregoing, the Merger Agreement also provides that until the completion of the Merger, the Board shall have at least three directors who are directors on the date of the Merger Agreement, one of whom shall be the current President and Chief Executive Officer of the Company, and two of whom shall be non-employee directors of the Company (the "Continuing Directors"); provided that if the number of Continuing Directors is reduced below three for any reason whatsoever, any remaining Continuing Directors (or Continuing Director, if there is only one remaining) will be entitled to designate persons to fill such vacancies who will be deemed to be Continuing Directors for purposes of the Merger Agreement. Pursuant to the Merger Agreement, until the completion of the Merger, the approval of the Continuing Directors will be required to authorize any termination of the Merger Agreement by the Company, any amendment of the Merger Agreement requiring action by the Board, any amendment of the certificate of incorporation or bylaws of the Company, any extension of time for performance of any obligation or action under the Merger Agreement by Parent or Purchaser, or any waiver of compliance with any of the agreements or conditions contained in the Merger Agreement for the benefit of the Company.

   Purchaser has informed the Company that it will choose its designees to the Board from the directors and executive officers listed in Schedule I to the Offer to Purchase, a copy of which is being mailed to stockholders together with this Schedule 14D-9. The information on such Schedule I is incorporated herein by reference.

                             PRINCIPAL STOCKHOLDERS

   The following table sets forth certain information with respect to each person known to the Company to be the beneficial owner of more than 5% of the issued and outstanding shares of Common Stock as of June 30, 2000 or other date noted below.

                                      Amount and Nature of     Percentage of
                                      Beneficial Ownership Outstanding Shares of
Name and Address of Beneficial Owner    of Common Stock     Common Stock Owned
------------------------------------  -------------------- ---------------------
Peter B. Cannell & Co., Inc.
("Cannell")
645 Madison Ave.
New York, NY 10022..................        954,157(1)             12.2%

Quest/Royce Advisory Group
1414 Avenue of the Americas
New York, NY 10019..................        582,819(2)              7.0%

Dimensional Fund Advisors, Inc.
1299 Ocean Avenue, 11th Floor
Santa Monica, CA 90401..............        457,800(3)              6.1%

--------
(1) Based upon information provided to the Company by Cannell as of July 18, 2000. Consists entirely of shares of Common Stock owned by investment advisory clients of Cannell, principals of Cannell, and The Peter B. Cannell 401(k) Plan. Cannell disclaims beneficial ownership of all such shares.
(2) Based upon information provided to the Company as of July 27, 2000.
(3) Based upon information as of June 30, 2000 provided to the Company by Dimensional Fund Advisors Inc. Dimensional Fund Advisors Inc. ("Dimensional"), an investment advisor registered under Section 203 of the Investment Advisors Act of 1940, furnishes investment advice to four investment companies registered under the Investment Company Act of 1940, and serves as investment manager to certain other investment vehicles, including commingled group trusts (these investment companies and investment vehicles are referred to herein as the "Portfolios"). In its role as investment advisor and investment manager, Dimensional possesses both voting and investment power over 457,800 shares of Common Stock as of June 30, 2000. All of such shares are owned, in the aggregate, by the Portfolios, and Dimensional disclaims beneficial ownership of such securities.

                     DIRECTORS AND OFFICERS OF THE COMPANY

Directors

   The names of the current directors of the Company, their ages and certain other information about them are set forth below. As indicated, some of the directors may resign effective immediately following the purchase of Common Stock by Purchaser pursuant to the Offer

Name                     Age                   Office Held                   Director Since
----                     ---                   -----------                   --------------
Paul M. Cook............  76 Director                                        March 1976
Warren C. Cook..........  55 Director                                        September 1976
Robert E. McGill, III...  69 Director                                        October 1995
James E. McGrath........  66 Director                                        October 1993
Duane C. Montopoli......  51 Director                                        February 1986
Nicholas Pappas.........  70 Director and Chairman                           May 1991
John W. Verbicky........  48 President, Chief Executive Officer and Director October 1997

   PAUL M. COOK founded Diva Systems Corporation in June 1995, served as Chief Executive Officer until February 1999 and continues as Chairman of the Board. He served as Chairman of the Board of Directors of SRI International, Menlo Park, California, from December 1993 through June 1999. Mr. Cook also served as Chairman of the Board of Directors of CellNet Data Systems, Inc. (formerly Domestic Automation Company) of San Carlos, California from June 1990 through November 1997 and served as Chief Executive Officer of that company from August 1990 through August 1994. He was Chairman of the Board of SRI International from December 1993 through June 1999. Mr. Cook has been Chairman of the Board of Sarnoff Corporation since 1993. Mr. Cook was the founder of Raychem Corporation in 1957. Mr. Cook is the uncle of Mr. Warren Cook, also a director of the Company.

   WARREN C. COOK assumed his current position as President of JAX Research Systems at The Jackson Laboratory in February 1999. Prior to that time he was Senior Vice President and Chief Operating Officer of American Skiing Company. He had held those positions since June 1997 and August 1998, respectively. Between June 1994 and June 1996, Mr. Cook served as Vice President of S.K.I. Ltd. Prior to that time, he served as President, Chief Executive Officer and Chairman of the Board of Sugarloaf Mountain Corporation from April 1986 through June 1996. He also served as Managing Director of Sugarloaf Mountain Corporation from June 1996 through July 1998. Prior to his resignation in June 1986, Mr. Cook was President and Chief Executive Officer of the Company. Mr. Cook is the nephew of Mr. Paul Cook, also a director of the Company.

   ROBERT E. McGILL, III has been Managing Director of the Berkshires Management Company L.L.C., the general partner of the Berkshires Capital Investors Limited Partnership, since February 1997. From 1989 through December 1994, Mr. McGill served as Executive Vice President--Finance and Administration of The Dexter Corporation, Windsor Locks, Connecticut and also served as a director of The Dexter Corporation from 1983 through April 1995. Prior to his appointment as Executive Vice President, Mr. McGill served as Vice President and Senior Vice President of Finance and Administration from 1975 through 1989. He is currently a member of the Board of Directors of Ravenswood Winery, Inc, and Lydall, Inc. Mr. McGill is also a Trustee for Travelers Mutual and Variable Annuity Funds.

   JAMES E. McGRATH, Ph.D., is the Ethyl Chaired and University Distinguished Professor of Chemistry at Virginia Polytechnic Institute and State University (Virginia Tech). He is Director of the Materials Research Institute. He also served as Director of the National Science Foundation Science and Technology Center for High Performance Polymeric Adhesives and Composites at Virginia Tech from 1989-1999. Dr. McGrath held various positions as a research scientist and chemist during his 17 years in private industry with several companies, including Union Carbide and Goodyear Tire & Rubber Co.

   DUANE C. MONTOPOLI is Chief Operating Officer of Net MediaVC, LLC. From January 1998 until November 1999, Mr. Montopoli was President and Chief Executive Officer of Medical Resources, Inc. From June 1986 until January 1998, he was President and Chief Executive Officer of the Company. From December 1983 until January 1990, Mr. Montopoli was a partner in Oak Grove Ventures, Menlo Park, California. Prior to that time, he was employed by Arthur Young & Company (now Ernst & Young LLP) where he was a general partner from October 1982 through December 1983.

   NICHOLAS PAPPAS, Ph.D., is the retired Vice Chairman of the Board of Directors of Rollins Environmental Services, Inc., Wilmington, Delaware. Prior to his appointment as Vice Chairman, Mr. Pappas served as President and Chief Operating Officer from July 1991 through September 1995. Dr. Pappas was employed by the Du Pont Company in various capacities from 1956 until his retirement in December 1990. Dr. Pappas served as Executive Vice President of Du Pont from 1988 to December 1990, and was Group Vice President--Polymer Products from 1983 to 1988. He is also a director of Yenkin-Majestic Corp. of Dayton, Ohio, Biotraces Inc. of Fairfax, Virginia, and a former director of Nova Corporation, a Canadian company and Witco Corporation of Greenwich, Connecticut. In October 1997, the Board named Dr. Pappas to the newly created position of Chairman of the Board effective January 1998.

   JOHN W. VERBICKY, Ph.D., is President and Chief Executive Officer of the Company. He has held these positions since January 1998. Between March 1996 and January 1998, Dr. Verbicky served as Executive Vice President and Chief Operating Officer of the Company. Prior to that time, he served as Vice President--U.S. Business Group from April 1994 to March 1996, and as Vice President--Research & Development from

January 1993 to April 1994. Until the commencement of his employment with the Company, Dr. Verbicky was employed by General Electric. During his 15 year career with General Electric, Dr. Verbicky held several management positions in technology focused on engineering plastics and silicones.

Compensation of Directors

   As compensation for service as director of the Company, each non-employee director receives cash compensation and annual stock option grants. Since October 26, 1999, the Company pays to each non-employee director $1,500 for every in-person meeting of the Board attended in person by such director, and $500 for every telephonic meeting of the Board (or committee thereof) in which such director participates. Previously, the Company had paid $1,000 and $250 respectively.

   In addition, pursuant to the Company's Third Amended and Restated 1991 Stock Option Plan (the "1991 Plan"), the non-employee directors of the Company receive annual automatic grants of options to purchase shares of Common Stock. During the Company's fiscal year ended June 30, 2000, each of the non-employee directors received an automatic grant of options under the 1991 Plan to purchase 6,000 shares of Common Stock at fair market value as of the date of grant ($16.375 per share), and such options became fully vested over the course of that fiscal year. At the Company's 1999 Annual Meeting, the Company's stockholders adopted the 1999 Stock Option Plan, providing for grants of options to directors on the same terms and conditions as under the 1991 Plan. No options have yet been granted to directors under this Plan.

   In addition to his regular compensation as a director of the Company, Dr. Pappas received additional compensation during the fiscal year ended June 30, 2000 for services rendered as a consultant. Pursuant to an arrangement approved and recommended by the Option/Compensation Committee (with Dr. Pappas absent and not participating), and adopted unanimously by the full Board (with Dr. Pappas absent and not participating), Dr. Pappas earned $40,000 in consulting fees during the fiscal year ended June 30, 2000. In the fiscal year ended June 30, 1998, Dr. Pappas received an award of options under the 1991 Plan to purchase 20,000 shares of Common Stock at a price equal to the fair market value of the Common Stock on the date of the grant ($21.125 per share), which options vest at the rate of 25% per year, commencing with 25% on October 30, 1997 and 25% on each anniversary for the next three years thereafter. See "CERTAIN TRANSACTIONS."

   In addition to his regular compensation as a director of the Company, Mr. McGill received additional compensation during the fiscal year ended June 30, 2000 for services rendered as a consultant. Pursuant to an arrangement approved and recommended by the Option/Compensation Committee (with Mr. McGill absent and not participating), and adopted unanimously by the full Board (with Mr. McGill absent and not participating), Mr. McGill earned $12,000 in consulting fees during the fiscal year ended June 30, 2000. In the fiscal year ended June 30, 2000, Mr. McGill received an award of options under the 1991 Plan to purchase 15,000 shares of Common Stock at a price equal to the fair market values of the Common Stock on the date of the grant ($14.375 per share), which options vest at the rate of 25% per year, commencing with 25% on March 1, 2000 and 25% on each anniversary for the next three years thereafter. See "CERTAIN TRANSACTIONS."

Board Meetings and Committees

   The Board met nine times last year. Each director attended at least 90% of the aggregate of the total number of such meetings of the Board and the total number of meetings held by all committees on which he served.

   During fiscal 2000, the Audit Committee of the Board consisted of Mr. Robert McGill, Dr. James McGrath and Mr. Warren C. Cook. This committee met four times in the fiscal year ended June 30, 2000. The functions of the Audit Committee include: (1) making recommendations to the Board with respect to the engagement of the independent auditors; (2) reviewing the audit plans developed by the independent auditors for the annual audit of the Company's books and records and the results of such audit; (3) reviewing the annual financial statements;
(4) reviewing the professional services provided by the independent auditors and the auditors' independence; (5) reviewing the adequacy of the Company's system of internal controls and the responses to management letters issued by the independent auditors and (6) reviewing any related party contracts brought to its attention.

   In January 2000, the Audit Committee recommended, and the Board adopted, an Audit Committee Charter ("Charter"). The Charter is intended to conform to the new requirements of the SEC regarding such audit committees and the corresponding rules of the New York Stock Exchange (the "NYSE Rules"). Pursuant to the NYSE Rules, the Board has also determined that all members of the Audit Committee are eligible and qualified to serve on the Audit Committee. The Board determined that all three members of the Audit Committee were and are financially literate and that such members met the standards of independence and other qualifications for audit committee members, as set forth in the NYSE Rules.

   During the fiscal year ended June 30, 2000, the Option/Compensation Committee of the Board consisted of Mr. Paul M. Cook, Mr. Warren C. Cook, and Dr. Nicholas Pappas. This committee met two times in the fiscal year ended June 30, 2000. The principal functions of the Option/Compensation Committee are to review and approve salary plans and bonus awards, as well as other forms of compensation, and to administer the Company's stock option plans pursuant to the terms of such plans.

   During the fiscal year ended June 30, 2000, the Environmental, Health and Safety (EHS) Committee consisted of Mr. Warren Cook and Drs. Pappas and McGrath. The Committee met once in the fiscal year ended June 30, 2000. The principal functions of the EHS Committee are to review and approve the Company's safety programs and safety record, and to monitor and make recommendations to the Company's management on safety, health, environmental and corporate compliance matters.

Executive Officers

   The name, age, positions, and offices held with the Company, and principal occupations and employment during the past five years of each of the Officers of the Company, are as follows:

          Name           Age Position or Office Held
          ----           --- -----------------------
John W. Verbicky........  48 President and Chief Executive Officer
Eric Kevorkian..........  41 Director--European Business Group
Michael P. Cushman......  47 Vice President--Americas Business Group
Dennis L. Filger........  52 Vice President--Corporate Business and Development and Technology
Moosa E. Moosa..........  43 Vice President--Mergers and Acquisitions
Thomas C. Platt III.....  45 Vice President--General Counsel and Administration, and Secretary
Charles Tilgner III.....  65 Vice President and Director--U.S. Operations and Engineering
Laurence E. Richard.....  47 Chief Financial Officer and Treasurer
Hilary A. Arwine........  40 Corporate Controller

   JOHN W. VERBICKY, Ph.D., is President and Chief Executive Officer of the Company. See "--Directors" above for Dr. Verbicky's biography.

   ERIC A. KEVORKIAN has been Director of the Company's European Business Group since August 30, 1999. Prior to that time, he was General Manager of the Company's Asia-Pacific Business Group from January 15, 1997. Prior to that time, he was the Sales and Marketing Director of the Company's Americas Business Group.

   MICHAEL P. CUSHMAN joined the Company in February 1978 as Customer Service Coordinator. He assumed leadership of the Americas Business Group as General Manager in March 1996, and was named Vice President--Americas Business Group effective July 1997.

   DENNIS L. FILGER Ph.D. joined the Company in May 1999 as Vice President-- Corporate Business Development and Technology. Dr. Filger comes to Chemfab with more than 24 years of experience with the DuPont Company and DuPont Dow Elastomers, LLC.

   MOOSA E. MOOSA has been Vice President--Mergers and Acquisitions since March 1, 2000. Prior to that time, he was Vice President--Finance, Treasurer and Chief Financial Officer from the time he joined the Company in July 1996. Prior to joining the Company, Mr. Moosa was employed by Freudenberg Nonwovens LP as Vice President of Finance and Chief Financial Officer since 1992.

   THOMAS C. PLATT III joined the Company in July 1997 as Vice President-- General Counsel and Administration, and Secretary. Prior to joining the Company, Mr. Platt was a senior level Director and Shareholder at the law firm of Orr & Reno, P.A. in Concord, New Hampshire. He had worked for Orr & Reno since his graduation from law school in 1980.

   CHARLES TILGNER III joined the Company in January 1978 as the Company's Manager of Engineering. He was named Vice President--Manufacturing in October 1986, and became Vice President--Engineering in September 1990. In September 1994, while retaining his office of Vice President, he was named Director of U.S. Operations and Engineering.

   LAURENCE E. RICHARD has been the interim Chief Financial Officer and Treasurer of the Company since August 30, 1999. Prior to that time, he was Managing Director of the Company's European Business Group from July 1, 1997. Prior to that time, Mr. Richard was the Company's Corporate Controller.

   HILARY A. ARWINE joined the Company in June 1996 as Controller of the Merrimack, New Hampshire manufacturing facility. In June 1997, she was promoted to the position of Corporate Controller. Prior to joining the Company, Ms. Arwine was Vice President, Finance and Administration at Saphikon Inc. where she had held positions since 1989.

Ownership of Equity Securities by Management

   The table below sets forth information as of June 30, 2000, as reported to the Company, as to the beneficial ownership of Common Stock by each director and each named executive officer in the Summary Compensation Table below under "EXECUTIVE COMPENSATION", and by all directors and such named executive officers as a group.

                                    Amount and Nature of     Percentage of
                                    Beneficial Ownership Outstanding Shares of
Name                                 of Common Stock(1)   Common Stock Owned
----                                -------------------- ---------------------
Paul M. Cook(2)....................        301,590                4.01%
Warren C. Cook(3)..................        197,627                2.63%
Michael P. Cushman(4)..............         31,484                   *
Robert E. McGill, III(5)...........         34,750                   *
James E. McGrath...................         38,000                   *
Duane C. Montopoli(6)..............        185,250                2.44%
Moosa E. Moosa.....................         69,250                   *
Nicholas Pappas....................         69,000                   *
Thomas C. Platt III................         37,480                   *
Eric A. Kevorkian..................         29,700                   *
John W. Verbicky...................        158,750                2.08%
All directors and executive offi-
 cers as a group (12 persons)......      1,250,546               15.23%

--------
*  Indicates less than 1%
(1) Except as set forth in the footnotes below, each stockholder has sole investment and voting power with respect to the shares beneficially owned. Includes options with respect to shares of Common Stock that can be exercised on or before August 29, 2000. Assumes exercise of options covering 54,000 shares for

   Mr. Paul Cook, 54,000 shares for Mr. Warren Cook, 30,975 shares for Mr. Cushman, 27,750 shares for Mr. McGill, 24,000 shares for Dr. McGrath, 122,750 shares for Mr. Montopoli, 57,250 shares for Mr. Moosa, 69,000 shares for Dr. Pappas, 36,000 shares for Mr. Platt, 29,700 shares for Mr. Kevorkian, 156,250 shares for Dr. Verbicky, and 744,763 shares for all directors and executive officers as a group.
(2) Consists of 247,590 shares held by the Paul and Marcia Cook Living Trust, as to which Mr. Cook and his wife share voting and investment power as co-trustees.
(3) Includes 86,300 shares held in trust for the benefit of Mr. Warren Cook's two children, as to which Mr. Cook has no voting or investment power and disclaims beneficial ownership.
(4) Includes 224 shares held by his two children, as to which Mr. Cushman disclaims beneficial ownership.
(5) Includes 7,000 shares held in a trust of which Mr. McGill is a beneficiary and over which Mr. McGill shares voting control.
(6) Includes 4,500 shares held by Mr. Montopoli as custodian for his two children, as to which Mr. Montopoli disclaims beneficial ownership.

                             EXECUTIVE COMPENSATION

Summary Compensation Table

   The table below sets forth certain compensation information for the fiscal years ended June 30, 2000, 1999 and 1998 with respect to the Company's Chief Executive Officer and those four other executive officers of the Company who were the most highly paid for the fiscal year ended June 30, 2000.

                                                     Long Term
                                                    Compensation
                            Annual Compensation        Awards
                         -------------------------- ------------     All Other
                         Year Salary($)(1) Bonus($)  Options(#)  Compensation($)(2)
                         ---- ------------ -------- ------------ ------------------
John W. Verbicky(3)..... 2000   $262,000         0     15,000         $32,105
 President, Chief Execu-
  tive                   1999   $245,000         0     15,000         $28,947
 Officer and Director    1998   $212,000   $84,500     80,000         $ 6,562

Eric A. Kevorkian(4).... 2000   $133,000         0     10,000         $76,268
 Director--European      1999   $128,000         0      6,000         $ 8,168
 Business Group          1998   $113,000   $10,800     22,700         $ 4,775

Moosa E. Moosa           2000   $158,000         0     10,000         $ 6,769
 Vice President--Mergers 1999   $149,000         0     12,000         $ 7,983
 And Acquisitions        1998   $143,000   $44,000      5,000         $ 2,668

Michael P. Cushman...... 2000   $147,000         0      8,000         $ 6,830
 Vice President--Ameri-
  cas Business           1999   $142,000         0     10,000         $ 7,164
 Group                   1998   $130,000   $44,000      6,000         $ 3,061

Thomas C. Platt III..... 2000   $142,000         0     10,000         $ 5,825
 Vice President--General
  Counsel                1999   $133,000         0      7,000         $ 5,812
 And Administration      1998   $115,000   $37,000     40,000         $ 1,069

--------
(1) Salary includes amounts deferred pursuant to the Company's 401(k) Plan.
(2) All Other Compensation includes (i) the Company's matching contributions and discretionary payments made by the Company under the Company's 401(k) Plan, (ii) life insurance premiums paid by the Company on behalf of the named executive officer, and (iii) travel awards paid in accordance with corporate policy.
(3) Pursuant to the terms of Dr. Verbicky's employment agreement, the Company has forgiven $10,000 of indebtedness.
(4) Mr. Kevorkian assumed his position as Director--European Business Group in August 1999. Pursuant to the assumption of this position, the Company paid to relocate him, including an amount to cover the related tax liability.

Option Grants in Last Fiscal Year

   The following table discloses information regarding stock options granted during the fiscal year ended June 30, 2000 pursuant to the 1991 Plan to the individuals listed in the Summary Compensation Table. In accordance with SEC rules, also shown are the hypothetical gains or "option spreads," on a pre-tax basis, that would exist for the respective options. These gains are based on assumed rates of annual compound stock price appreciation of 0%, 5% and 10% from the date the options were granted over the full option term of ten (10) years.

                                                                                 Potential Realizable
                                                                                       Value at
                                                                                 Assumed Annual Rates
                                                                                          of
                                                                                      Stock Price
                                                                                   Appreciation for
                                            Individual Grants                         Option Term
                         ------------------------------------------------------- ---------------------
                                         % of Total
                                       Options Granted
                            Options     to Employees   Exercise Price Expiration
          Name           Granted(#)(1)   in FY 2000     (per share)      Date    0%     5%      10%
          ----           ------------- --------------- -------------- ---------- --- -------- --------
John W. Verbicky........    15,000          6.58%          $17.25      7/27/09   $ 0 $162,726 $412,381
Eric A. Kevorkian.......    10,000          4.38%          $17.25      7/27/09   $ 0 $108,484 $274,921
Moosa E. Moosa..........    10,000          4.38%          $17.25      7/27/09   $ 0 $108,484 $274,921
Michael P. Cushman......     8,000          3.51%          $17.25      7/27/09   $ 0 $ 86,787 $219,936
Thomas C. Platt III.....    10,000          4.38%          $17.25      7/27/09   $ 0 $108,484 $274,921

--------
(1) Each option grant is exercisable, cumulatively, in increments of 25% on each of the first four anniversaries of the grant date. Options granted to executive officers provide for accelerated vesting in the event of a change in control of the Company.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Option
Values

   The following table sets forth information as to options exercised during the fiscal year ended June 30, 2000 and unexercised options held at the end of such fiscal year, by the individuals listed in the Summary Compensation Table.

                                                      Numbers of Unexercised   Value of Unexercised In-the
                                                       Options at 6/30/00(#)   Money Options at 6/30/00($)
                         Shares Acquired    Value    ------------------------- ----------------------------
     Name                on Exercise(#)  Realized($) Exercisable/Unexercisable Exercisable/Unexercisable(1)
     ----                --------------- ----------- ------------------------- ----------------------------
John W. Verbicky........         0             0          146,750/66,250                 27,208/0
Eric A. Kevorkian.......         0             0           21,900/21,675                 10,767/0
Moosa E. Moosa..........         0             0           39,250/32,750                   0/0
Michael P. Cushman......         0             0           20,975/22,500                 33,316/0
Thomas C. Platt III.....         0             0           21,750/35,250                   0/0

--------
(1) Value is based on the closing sale price of $11.875 per share of the Common Stock as of June 30, 2000 (the last trading date during fiscal 2000) minus the exercise price.

Defined Benefit Plan

   The Company maintains a defined benefit pension plan (the "Defined Benefit Plan") for its U.S. employees. The following table shows the estimated annual benefit payable at age 65 upon retirement to participants in the Company's Defined Benefit Plan at the specified compensation and years-of-service classifications.

                                           Years of Service
                -----------------------------------------------------------------------
                       10                15                20            25 and over
                ----------------- ----------------- ----------------- -----------------
                Range of Officer  Range of Officer  Range of Officer  Range of Officer
                   Birth Dates       Birth Dates       Birth Dates       Birth Dates
                ----------------- ----------------- ----------------- -----------------
    Average
 Remuneration*    1960     1935     1960     1935     1960     1935     1960     1935
 -------------  -------- -------- -------- -------- -------- -------- -------- --------
 $100,000       $  9,300 $ 11,600 $ 14,000 $ 17,400 $ 18,600 $ 23,300 $ 23,200 $ 29,100
  125,000         12,800   15,100   19,000   22,700   25,500   30,200   32,000   37,800
  150,000         16,200   18,600   24,400   27,900   32,500   37,200   40,600   46,400
  175,000         19,700   22,100   29,600   33,100   39,400   44,100   49,300   55,100
  200,000         23,200   25,500   34,800   38,300   46,400   51,100   58,000   63,900
  225,000         26,700   29,000   40,000   43,500   53,300   58,000   66,700   72,500
  250,000         30,100   32,500   45,200   48,700   60,300   65,000   75,400   81,200
  275,000         33,600   36,000   50,400   54,000   67,200   72,000   84,000   89,900

--------
* Represents the average annual compensation paid during the sixty (60) months preceding retirement.

   Compensation for purposes of computing retirement benefits under the Defined Benefit Plan includes salary and only those bonuses paid under the Company's sales incentive program. For the purpose of computing retirement benefits under the Defined Benefit Plan, compensation for the fiscal year ended June 30, 2000, reported to the pension trustee in July 2000, for Dr. Verbicky was $262,404, for Mr. Kevorkian $133,096, for Mr. Moosa $158,269, for Mr. Cushman was $146,615 and for Mr. Platt was $142,442.

   Benefits are computed on a straight-life annuity basis and, in general, are payable monthly commencing at age 65. Early retirement is permitted between the ages of 55 and 65, but at a considerably reduced benefit and subject to certain restrictions. Benefits are not subject to any reduction for social security or other offset amounts.

   For the purpose of computing retirement benefits under the Defined Benefit Plan, on June 30, 2000, Mr. Cushman had 22 years of credited service; Mr. Kevorkian 17 years, Mr. Moosa, 4 years; Mr. Platt, 3 years; and Dr. Verbicky, 7 years.

Executive Employment Agreements

   Dr. John Verbicky became the Company's President and Chief Executive Officer as of January 2, 1998. Under Dr. Verbicky's current employment agreement with the Company (the "Verbicky Employment Agreement"), Dr. Verbicky's annual base salary is subject to annual review and increase by the Board. Dr. Verbicky is also eligible to participate in the Company's Corporate Officer Bonus Plan and may receive an annual cash bonus depending on the Company's financial performance for the year. Furthermore, Dr. Verbicky is entitled to fringe benefits under the Verbicky Employment Agreement, including life insurance, health insurance and a company car.

   The Verbicky Employment Agreement also provides that Dr. Verbicky's employment with the Company may be terminated by either Dr. Verbicky or the Company, at any time and for any reason whatsoever, by giving up to ninety (90) days' written notice of termination. If the Company terminates Dr. Verbicky's employment under certain specified circumstances, the Company will continue to pay Dr. Verbicky's base salary and fringe benefits for a period of nine (9) months following such termination. These payments would be subject to offset by the amount of any salary or bonus received by Dr. Verbicky from subsequent employment (unless such termination occurs after a sale of the Company). The Verbicky Employment Agreement contains similar compensation provisions in the event that Dr. Verbicky's employment with the Company terminates as a result of his death or disability, except that, in the case of Dr. Verbicky's disability, the compensation payable by the Company to Dr. Verbicky is expected to be funded, in part, from disability insurance coverage maintained by the Company.

   The Verbicky Employment Agreement contains provisions for an interest-free loan by the Company to Dr. Verbicky in the amount of $50,000, which loan is to be forgiven over a five-year period in equal annual amounts and completely if the Company terminates Dr. Verbicky's employment under certain specified circumstances.

   The Company also has entered into employment agreements with five other officers: Laurence E. Richard, Chief Financial Officer and Treasurer; Michael Devine, Vice President and General Manager of Proprietary Medical Products-- Bivona; Moosa E. Moosa, Vice President, Mergers and Acquisitions; Thomas C. Platt III, Vice President--General Counsel and Administration and Secretary; and Dennis Filger, Vice President, Business Development and Technology. If the Company terminates Mr. Richard's employment under certain specified circumstances the Company will continue to pay Mr. Richard's base salary and fringe benefits for a period of three (3) months following such termination. If the Company terminates Messrs. Devine, Moosa or Platt's employment under certain specified circumstances, the Company will continue to pay Messrs. Devine, Moosa or Mr. Platt's base salary and fringe benefits, as the case may be, for a period of six (6) months following such termination. If the Company terminates Mr. Filger's employment under certain specified circumstances, the Company will continue to pay Mr. Filger's base salary and fringe benefits for a period of nine (9) months following such termination. These payments would be subject to offset by the amount of any salary or bonus received by Messrs. Richard, Devine, Moosa, Platt or Filger, as the case may be, from subsequent employment.

Bonus Plan

   In December 1999 (and amended in April 2000), in connection with the Boards consideration of a possible sale or merger of the Company, the Board adopted a Bonus Pool for certain members of senior management. Under the terms of the Bonus Pool, the amount of the Bonus Pool will be an amount equal to (i) 1% of the Total Equity Value (defined as the total amount of consideration received by the Company's stockholders and option holders as a result of any transaction) up to $100.0 million plus (ii) 3% of the Total Equity Value in excess of $100.0 million. With respect to the Merger, it is anticipated that the Total Equity Value will be $141.6 million and that, as a result, the Bonus Pool would be an amount equal to (i) 1% of $100.0 million plus (ii) 3% of $41.6 million, or $1.25 million. Under the terms of the Bonus Pool, 30% of the Bonus Pool is to be allocated to Mr. Verbicky and the remaining 70% of the Bonus Pool is to be allocated to participants designated by Mr. Verbicky and approved by the Compensation Committee of the Board. The Compensation Committee has designated the following officers of the Company as participants in the Bonus Pool at the percentages indicated below:

     .  Hilary Arwine--Controller (5%)

     .  Michael Cushman, Vice President--Americas Business Group (15%)

     . Dennis Filger, Vice President--Corporate Business Development and Technology (5%)

     .  Eric Kevorkian, General Manger--European Business Group (5%)

     .  Moosa E. Moosa, Vice President--Mergers and Acquisitions (15%)

     .  Thomas Platt, Vice President--General Counsel and Administration (5%)

     .  Lawrence E. Richard, Interim Chief Financial Officer and Treasurer
  (10%)

     . Charles Tilgner, Vice President and Director--U.S. Operations and Engineering (10%)

                      OPTION/COMPENSATION COMMITTEE REPORT
                       ON EXECUTIVE OFFICER COMPENSATION

Compensation Philosophy and Objectives

   The Company's executive officer compensation consists of three primary components: base salary, annual bonuses, and grants of stock options. Each component is intended to further the Company's overall compensation philosophy, and to achieve the compensation objectives of the Company. The Company's compensation philosophy is that executive officer compensation should reflect the value created and protected for shareholders, while furthering the Company's short and long-term strategic goals and values by aligning compensation with business objectives and individual performance. Short and long-term compensation should motivate and reward high levels of performance and are geared to attract and retain qualified executive officers.

   The Company's executive officer compensation program is based on the following principles and objectives:

   .  Competitive, Fair and Balanced Compensation

     The Company is committed to providing an executive officer compensation program that helps attract and retain highly qualified executive officers. To ensure that compensation is competitive, the Company compares its compensation practices with those of other companies and compensation for similar positions in the market. The Company also seeks to achieve a balance of the compensation paid to a particular individual and the compensation paid to other executive officers of the Company, and strives to achieve a balance between the fixed and variable components, and between the short and long-term components, of each executive officer's compensation.

   .  Performance

     Executive officers are rewarded based upon both corporate and individual performance. Corporate performance is evaluated by reviewing the extent to which strategic and business plan goals are met. Individual performance is evaluated by reviewing the achievement of specified individual objectives and the degree to which the executive officer contributed to the overall success of the Company and the management team.

     In evaluating each executive officer's performance, the Company generally follows the process described below:

    . Prior to or shortly after the beginning of each fiscal year, the Company's goals and objectives are set through the preparation of the annual plan, which is reviewed with, and ultimately approved by, the full Board. Dr. Verbicky reports to the Board on the Company's progress toward achieving its strategic goals and operating plan throughout the year at quarterly Board meetings and at other times as necessary.

    . In conjunction with the August Board meeting, the Option/Compensation Committee (the "Committee") meets with Dr. Verbicky to review the performance of each executive officer other than Dr. Verbicky during the fiscal year just ended, with particular emphasis on the contribution made toward the attainment of the Company's goals and objectives for that year. At that time, Dr. Verbicky makes specific salary, bonus and option award recommendations to the Committee for each executive officer. Based upon all the information available, including the performance of the individual officer and compensation information for individuals holding similar positions in other companies, the Committee makes the final determination of the salary, bonus and option awards for each executive officer.

    . At the same time, the Committee also addresses certain aspects of Dr. Verbicky's compensation. Since his base salary level is set by his Employment Agreement (see "Executive Compensation--Executive Employment Agreements" above), this annual determination by the Committee relates only to his annual salary increase, if any, the discretionary portion of his annual bonus and stock option grants.

Compensation for the fiscal year ended June 30, 2000

 Salary

   As described above, the Committee sets the base salary for executive officers after reviewing the Chief Executive Officer's recommendations and evaluations of performance, compensation for competitive positions in the market and the historical compensation levels of the executive officers. In Dr. Verbicky's case, this process applies only to any annual increase in his base salary under the Verbicky Employment Agreement. At its August 1999 meeting, the Committee reviewed the salaries of the Company's executive officers, including Dr. Verbicky, and the Company's financial performance for fiscal year ended June 30, 2000. Based upon this review, the Committee concluded that increases ranging from 4.2% to 8.9% were appropriate for certain of the executive officers.

 Bonus Awards

   For the fiscal year ended June 30, 2000, the Company's executive officers, including Dr. Verbicky, were eligible to receive bonuses pursuant to the terms of the Company Corporate Officer Bonus Plan (the "Bonus Plan"), which was approved by the Committee early in the fiscal year ended June 30, 2000. Under the terms of the Bonus Plan, executive officer bonuses are paid from a bonus pool which is funded based upon a formula tied to the Company's consolidated pretax profit for the year. The individual's total bonus opportunity is divided into two components: 60% of the opportunity is tied to the individual's annualized base pay as of July 1, 1999 and 40% is variable based upon an assessment by the Committee of the individual's achievements and contributions to the success of the business during the year.

   Based upon the Company's actual pretax profit for fiscal 2000, there was no bonus pool created under the Bonus Plan. Consequently, there were no bonuses or other payments made under this plan for the fiscal year ended June 30, 2000.

 Stock Option Grants

   The Committee believes that stock options have been and remain an excellent vehicle for compensating employees. Because the option exercise price for the employee is generally the fair market value of the stock on the date of grant, employees recognize a gain only if the value of the stock increases. Thus, employees with stock options are rewarded for their efforts to improve long-term performance of the Company's stock. The size of stock option grants is generally intended by the Committee to reflect the executive officer's position with the Company and his or her other contributions to the Company, while at the same time considering his or her other prior equity holdings in the Company and the stock option awards made to other executive officers of the Company. Grants to executive officers under the stock option program typically involve a four-year vesting period (subject to accelerated vesting upon a change of control of the Company) to encourage key employees to continue in the employ of the Company. At its July 25, 2000 meeting (at which the Board approved the Merger), the Compensation Committee did not grant any stock options to the named officers.

 Conclusion

   The Committee believes that the total fiscal 2000-related compensation of the Chief Executive Officer and each of the other named officers, as described above, is fair, and is well within the range of compensation for executive officers in similar positions at comparable companies.

                                          Option/Compensation Committee

                                          Paul M. Cook
                                          Warren C. Cook
                                          Nicholas Pappas

                              CERTAIN TRANSACTIONS

   The Board (with Dr. Pappas absent and abstaining) negotiated and, upon recommendation of its Audit Committee, approved entering into a consulting relationship with Dr. Nicholas Pappas, who currently serves as Chairman of the Board. On October 30, 1997, the Company entered into a Consulting Agreement with Dr. Pappas to reflect the terms negotiated and approved by the Board. The Consulting Agreement requires that Dr. Pappas provide various on-going strategic consulting services to the Company from and after October 30, 1997. In consideration for these consulting services, Dr. Pappas was awarded a one-time, non-qualified stock option to purchase 20,000 shares of Common Stock at a price of $21.125 per share (the closing price on the date the Board approved the Consulting Agreement). This option vests at a rate of 25% per year, commencing with the first 25% on October 30, 1997 and continuing on each anniversary of that date for the ensuing three years. The Consulting Agreement also requires the Company to pay Dr. Pappas $10,000 quarterly with the first payment being made on December 30, 1997. The Consulting Agreement continues in effect, but may be canceled by either party with thirty days' notice.

   The Board (with Mr. McGill absent and abstaining) negotiated and, upon recommendation of its Audit Committee, approved entering into a consulting relationship with Mr. Robert McGill, who currently serves on the Board and is the Chairman of the Board's Audit Committee. On February 29, 2000, the Company entered into a Consulting Agreement with Mr. McGill to reflect the terms negotiated and approved by the Board. The Consulting Agreement requires that Mr. McGill provide various on-going financial advisory and planning services to the Company from and after February 29, 2000. In consideration for these consulting services, Mr. McGill was awarded a one-time, non-qualified stock option to purchase 15,000 shares of Common Stock at a price of $14.375 per share (the closing price on the date the Board approved the Consulting Agreement). This option vests at a rate of 25% per year, commencing with the first 25% on March 1, 2000 and continuing on each anniversary of that date for the ensuing three years. The Consulting Agreement also required the Company to pay Mr. McGill $12,000 up front and to reimburse reasonable out of pocket expenses incurred in the performance of consulting services. The Consulting Agreement continues in effect, but may be canceled by either party with thirty days' notice.

   Each of the above transactions was negotiated at arms-length, and the Company believes that each transaction was on terms no less favorable to the Company than could have been obtained at arms-length negotiations with third parties.

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

   Under Section 16(a) of the Securities Exchange Act of 1934, as amended, the Company's directors and certain of its officers and persons holding more than ten percent of the Common Stock are required to report their ownership of the Common Stock and any changes in such ownership to the Securities and Exchange Commission and the Company. Based on the Company's review of copies of such reports, no untimely reports were made during the fiscal year ended June 30, 2000.

                      SHAREHOLDER RETURN PERFORMANCE GRAPH

   The following graph compares the performance of the Common Stock to the Russell 2000 Index and the Dow Jones Specialty Chemicals Index since June 30, 1995. The graph assumes that the value of an investment in the Common Stock and each index was $100 at June 30, 1995 and that all dividends were reinvested. The total cumulative return reflected in the graph below in respect of the fiscal year ended June 30, 1995 has been computed based on the closing sale price of the Common Stock on June 27, 2000, the last trading day of the Common Stock in such fiscal year.


             COMPARISON OF 5 YEAR CUMULATIVE PERFORMANCE GRAPH
             AMONG CHEMFAB CORPORATION, THE RUSSELL 2000 INDEX
                AND THE DOW JONES SPECIALTY CHEMICALS INDEX

                              [LINE GRAPH]

        CHEMFAB CORPORATION  RUSSELL 2000  DOW JONES SPECIALTY CHEMICALS

6/95              100                100                 100
6/96              200                121                 110
6/97              300                155                 134
6/98              297                186                 138
6/99              260                176                 146
6/00              170                174                 123

*$100 INVESTED ON 6/30/95 IN STOCK OR INDEX-
 INCLUDING REINVESTMENT OF DIVIDENDS.
 FISCAL YEAR ENDING JUNE 30.